United States securities and exchange commission logo





                             May 3, 2024

       Vladimir Tenev
       Chief Executive Officer
       Robinhood Markets, Inc.
       85 Willow Rd
       Menlo Park, CA 94025

                                                        Re: Robinhood Markets,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Form 10-K for the
Fiscal Year Ended Decemeber 31, 2023
                                                            File No. 001-40691

       Dear Vladimir Tenev:

              We have reviewed your March 1, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 1,
       2024 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Business
       Custody, page 8

   1. We note that in the third paragraph on page 9 you revised previous disclosure to now indicate that you
purchase small amounts of cryptocurrency to support your business operations whereas in
the past you indicated that you did not hold cryptocurrency for your own account. Please
address the following:
                                                            Tell us when you
began purchasing small amounts of cryptocurrency to support your business
operations;
                                                            Tell us the dollar
amounts and names of each cryptocurrency held at each balance sheet date in your
filing;
                                                            Tell us how you use
the cryptocurrency you purchased to support your business
                                                            operations; and
 Vladimir Tenev
FirstName
RobinhoodLastNameVladimir  Tenev
            Markets, Inc.
Comapany
May  3, 2024NameRobinhood Markets, Inc.
May 3,
Page 2 2024 Page 2
FirstName LastName
                In your response to the previous bullet, explain whether you sell or otherwise transfer
              the purchased cryptocurrency to platform users and, if so, explain whether you are the principal in those transactions, referencing the authoritative literature you rely upon to support your position.
Risk Factors
Cryptocurrency laws, regulations, and accounting standards are often difficult
to interpret    ,
page 59

2. We note the revisions made in response to prior comment 1 that "after consultation with internal and external legal counsel, [you] believe that the cryptocurrency [you] hold in custody for users of [y]our platform should be respected as users' property (and should not be available to satisfy the claims of [y]our general creditors) in the event [you] were to enter bankruptcy" and we reissue the comment in part. In future filings, please disclose whether you have obtained an opinion from counsel in this regard. Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Metrics, page 80

3. We note your response to prior comment 4 and the change of the title of your key performance metric "Net Cumulative Funded Accounts" to "Funded Customers" in
         conjunction with this filing. Please address the following:
             Even if the 5.2 million non-unique users identified in your response were unique individual customers, that amount would represent only 22.2% of your 23.4 million
             Funded Customers at December 31, 2023. Tell us why it is appropriate to consider at least 18.2 million users (or at least 77.8% of your Funded Customers) as customers if they pay you no consideration for access to your platform or for other services.
             In your response you indicate that you determined that all users would be treated as customers under ASC 606. As "would be" is future tense, please tell us whether you currently (as of both December 31, 2023 and the date of your response) consider all of your users to be customers under the definition in ASC 606-10-20. If so, provide us your analysis supporting your claim. In your response, specifically identify for us each new product and feature that did not exist at the time of your initial public offering indicated in your response to prior comment 4 and explain how they result in all users being customers under GAAP.
             Also, in your response you indicate that you would apply the consideration payable to a customer guidance for all users. Address the following:
               o   Tell us what consideration you pay to users;
               o Explain how you account for each type of consideration and reference the authoritative literature you rely upon to support your accounting;
               o If all users are customers, tell us why you continue to reflect awards under your
                   Robinhood Referral Program as marketing expenses as disclosed on pages 86,
                   93 and 117; and
               o Tell us whether you assess whether the user compensated under the Robinhood
 Vladimir Tenev
FirstName
RobinhoodLastNameVladimir  Tenev
            Markets, Inc.
Comapany
May  3, 2024NameRobinhood Markets, Inc.
May 3,
Page 3 2024 Page 3
FirstName LastName
                    Referral Program is a customer under GAAP and, if so, whether you record the payment as a reduction of revenues. If no to either question, tell us why not.
                Assuming that the majority of your platform users are not customers under GAAP, tell us your consideration of reinstating prominent disclosure similar to that provided in your initial public offering prospectus that highlights your use of the terms "users"
              and "customers" in relation to the definition of customers in ASC
606. As some of
              your users currently meet the definition of customers, it would be reasonable to highlight that some users are customers with appropriate description of the level of your users/Funded Customers that are customers.
4. We note the addition of a new key performance metric titled Growth Rate with respect to
         Net Deposits and that it is relative to AUC at the end of the preceding 12-month period.
         From information on page 83, this metric was 27% in 2023. Considering the decline in year-over-year Net Deposits from $18.4 million in 2022 to $17.1 million in 2023 and that the remaining increase in AUC in 2023 from 2022 is attributable to net market gains of
         $23.3 million, please address the following:
             Tell us what this key performance metric is meant to explain in relation to your 2023 business results and trends considering the underlying year-over-year decline in Net
              Deposits and remaining increase in AUC attributable to net market gains.
             Tell us the basis of the title, Growth Rate with respect to Net Deposits, since the 27%
              you reflect is relative to AUC at the end of the fourth quarter of 2022 and inconsistent with the 4% decline in Net Deposits from $18.4 million in 2022 to $17.1 million in
              2023. In your response, tell us your consideration for linking the title of this metric primarily to the growth in AUC as it is calculated based on prior period AUC and appears to explain the AUC growth related to Net Deposits and not the change in the rate of Net Deposits.
5. Please tell us why Net Deposits is a meaningful key performance metric to financial statement users. In your response, tell us your consideration for also disclosing deposits and withdrawals separately as these metrics would appear to be more closely related to your transaction-based revenues that reflect the volume of transactions regardless of whether a user buys or sells assets and net presentation would not reflect this volume.
6. Based on your definitions of Funded Customers and Monthly Active Users, it is unclear why the number of Monthly Active Users for the year ended 2023 of 10.9 million would be significantly less than Funded Customers of 23.4 million. We also note that prior to the period ending September 30, 2021, the number of Funded Customers, previously referred to as Net Cumulative Funded Accounts, and Monthly Active Users were more closely aligned. Please reconcile for us the difference between these two metrics and explain the change in your business and/or user activity that has caused these metrics to significantly diverge from 2021 through 2023, including since both metrics are derived based on
            accounts   . In your response, tell us your consideration for
disclosing the cause of this
         divergence.
 Vladimir Tenev
Robinhood Markets, Inc.
May 3, 2024
Page 4


       Please contact Mark Brunhofer at 202-551-3638 or Michelle Miller at 202-551-3368 if
you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                          Sincerely,
FirstName LastNameVladimir Tenev
                                                          Division of
Corporation Finance
Comapany NameRobinhood Markets, Inc.
                                                          Office of Crypto
Assets
May 3, 2024 Page 4
cc:       John Markle
FirstName LastName